02023886

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-31-01 (MM/DD/YY) AND ENDING 03-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EZ Stocks, Inc.

RECD S.E.C.
AUG 2 2002
616

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Bishops Way Suite 147
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Blumenschein 262-787-1515
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name — *if individual, state last, first, middle name*)

611 North Broadway ste300 (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Joel R. Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZ Stocks, Inc., as of March 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

JR Blumenschein
Signature

President.
Title

Stewart Weng
Notary Public
COMM EXP 07-16-06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REILLY, PENNER & BENTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL M. PENNER
RICHARD A. RAYMAKER
STEVEN C. BARNEY
STEVEN R. VOLZ
DANIEL R. BROPHEY
THOMAS G. WIELAND
MICHAEL W. VAN WAGENEN
DAVID A. GROTKIN

JOHN E. REILLY - 1908-1945
CARL PENNER - 1913-1970
CLARENCE H. BENTON - 1919-1979

EZ STOCKS, INC.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2002

TABLE OF CONTENTS

MICHAEL M. PENNER
RICHARD A. RAYMAKER
STEVEN C. BARNEY
STEVEN R. VOLZ
DANIEL R. BROPHEY
THOMAS G. WIELAND
MICHAEL W. VAN WAGENEN
DAVID A. GROTKIN

REILLY, PENNER & BENTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN E. REILLY - 1908-1945
CARL PENNER - 1913-1970
CLARENCE H. BENTON - 1919-1979

SEC MAIL PROCESSING RECEIVED MAY 31 2002 WASH. D.C. 161 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.

We have audited the accompanying balance sheet of EZ Stocks, Inc. as of March 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

May 29, 2002

611 NORTH BROADWAY, SUITE 300 MILWAUKEE, WISCONSIN 53202 (414) 271-7800 FAX (414) 271-8005

Exhibit "A"

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2002

ASSETS

Current Assets:	
Cash and equivalents	$ 35,848
Accounts receivable	1,214
Prepaid expenses	11,907
Total current assets	48,969
Other Assets:	
Deposits	22,450
Receivable - Parent company	12,662
Total other assets	35,112
Total assets	$ 84,081

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 12,845
Stockholder's Equity:	
Common stock	125,000
Additional paid in capital	213,900
Retained earnings (deficit)	(267,664)
Total stockholder's equity	71,236
Total liabilities and stockholder's equity	$ 84,081

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Exhibit "B"

Statement of Operations
For the Year Ended March 31, 2002

Income:	
Commissions received	$ 17,267
Expenses:	
Commissions paid	6,033
Clearing charges	6,398
Internet access and quote expenses	19,317
Telephone	31,384
Registration fees	24,075
Professional services	9,553
Other operating expenses	9,122
Total expenses	105,882
Loss from operations	(88,615)
Other Income:	
Interest income	536
Net loss	$ (88,079)

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Exhibit "C"

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, March 31, 2001, as previously reported	$ 250,000	$ ---	$ (179,585)	$ 70,415
Reclassification of reported capital additions	(125,000)	125,000	---	---
Balance, March 31, 2001, as restated	125,000	125,000	(179,585)	70,415
Additional capital	---	88,900	---	88,900
Net loss	---	---	(88,079)	(88,079)
Balance, March 31, 2002	$ 125,000	$ 213,900	$ (267,664)	$ 71,236

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Exhibit "D"

Statement of Cash Flows
For the Year Ended March 31, 2002

Cash Flows from Operating Activities:	
Net loss	$ (88,079)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(11,978)
Prepaid expenses and deposits	8,763
Accounts payable	(8,719)
Net cash used in operating activities	(100,013)
Cash Flows from Financing Activities:	
Additional capital contributions	88,900
Net decrease in cash and equivalents	(11,113)
Cash and equivalents, Beginning of year	46,961
Cash and equivalents, End of year	$ 35,848
Supplementary Disclosures of Cash Flow Information:	
Cash paid during the period for:	
Interest	$ ---
Income taxes	$ ---

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2002

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Income Taxes

The Company has not yet filed federal or state income tax returns for the past two years. Upon filing these returns, the Company will have the following approximate net operating loss carryforwards:

Amount	Expiration Date
$ 179,000	March 31, 2021
88,000	March 31, 2022

The above carryforwards result in a deferred income tax asset of approximately $65,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company's net capital and required net capital were $24,217 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 53.04%.

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2002. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Going Concern

The Company has incurred substantial operating losses the past two years. During 2001-2002, management reviewed all of the Company's expenses and has reduced expenses where possible. In addition, management is attempting to increase the marketing of its services. In addition, the Company will continue to need to rely on its parent company for additional capital contributions and/or short-term borrowings.

EZ STOCKS, INC.
Brookfield, Wisconsin

Schedule 1

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2002

Net Capital Computation:	
Stockholder's equity at year end	$ 71,236
Deductions:	
Nonallowable assets:	
Prepaid expenses	(11,907)
Deposits	(22,450)
Receivable - Parent company	(12,662)
Net capital	$ 24,217
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 857
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness:	
Total liabilities	$ 12,845
Aggregate indebtedness	$ 12,845
Percentage of Aggregate Indebtedness to Net Capital	53.04 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 24,557
Increase in equity from income statement	1,560
Increase in nonallowable assets	(1,900)
Net capital per above	$ 24,217

See Independent Auditors' Report.

MICHAEL M. PENNER
RICHARD A. RAYMAKER
STEVEN C. BARNEY
STEVEN R. VOLZ
DANIEL R. BROPHEY
THOMAS G. WIELAND
MICHAEL W. VAN WAGENEN
DAVID A. GROTKIN

REILLY, PENNER & BENTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN E. REILLY - 1908-1945
CARL PENNER - 1913-1970
CLARENCE H. BENTON - 1919-1979

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the year ended March 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

611 NORTH BROADWAY, SUITE 300 MILWAUKEE, WISCONSIN 53202 (414) 271-7800 FAX (414) 271-6005

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

May 29, 2002